

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2013

Via E-mail
Neil K. Warma
President and Chief Executive Officer
Opexa Therapeutics, Inc.
2635 Technology Forest Blvd.
The Woodlands, TX 77381

> **Re: Opexa Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 28, 2012**
> **File No. 333-185738**

Dear Mr. Warma:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by withdrawing your registration statement and refiling pursuant to the comments included below. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that pursuant to Section 8(b) and 10(c) of the $15,000,000 Purchase Agreement, Lincoln Park is not obligated to purchase shares of common stock put to it if the company has been delisted from the NASDAQ Capital Market, provided our common stock is not immediately thereafter trading on the New York Stock Exchange, NYSE MKT, the NASDAQ Global Market, the NASDAQ Global Select Market, the NYSE ARCA or the OTC Bulletin Board. Such a condition is inappropriate, and this event of default should terminate the $15,000,000 Purchase Agreement rather than give rise to a condition to Lincoln Park's obligation to purchase the common stock. Accordingly, please withdraw the registration statement, amend the $15,000,000 Purchase Agreement to eliminate this condition or revise the provision so that this event of default will cause the $15,000,000 Purchase Agreement to terminate in its entirety and register the amended equity line agreement on a new Form S-1.

2. Please update your disclosure to include compensation paid during your fiscal year ended December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Jennifer Riegel, Special Counsel, at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Patty M. DeGaetano
Pillsbury Winthrop Shaw Pittman LLP